

Mr. Jeff Rice
Chief Executive Officer
Lion Capital Holdings, Inc.
7373 East Double Tree Ranch Rd
Suite 125
Scottsdale, AZ 85258

January 20, 2010

RE: **Lion Capital Holdings, Inc.**
Form 10-K for the fiscal year December 31, 2008
Filed April 13, 2009

Dear Mr. Rice:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director